EXHIBIT 99.1

Just Energy Announces Toronto Stock Exchange and New York Stock Exchange have Commenced Delisting Proceedings

TORONTO, March 10, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced that it has received notice from the Toronto Stock Exchange (the “TSX”) that a meeting of the Continued Listing Committee of the TSX is scheduled to be held on March 15, 2021 to consider whether or not to delist the securities of the Company from the TSX.

The Company has also received notice from the New York Stock Exchange (the “NYSE”) that the staff of NYSE Regulation has determined to commence proceedings to delist Just Energy’s shares from the NYSE. The staff of NYSE Regulation has determined that the Company is no longer suitable for listing due to receiving creditor protection via an Initial Order under the Companies’ Creditors Arrangement Act from the Ontario Superior Court of Justice (Commercial List) and under Chapter 15 of the Bankruptcy Code in the United States. The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE (the “Committee”). The NYSE will announce a suspension date and suspend trading at such time as (i) the Company does not request a review by the Committee within 10 business days of the NYSE notice to the Company, (ii) the Company determines that it does not intend to appeal, (iii) the subsequent review of the Committee determines that the Company should be suspended, or (iv) there are other material developments. After the suspension announcement, the NYSE would then apply to the Securities and Exchange Commission to delist the shares of Just Energy. If the Company’s shares are delisted from the NYSE, they will commence trading on the OTC Pink Market in the United States.

About Just Energy Group Inc.
Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements, including statements with respect to the delisting of the shares of the Company from the TSX and the NYSE and the timing thereof. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA and similar bankruptcy legislation in the United States; the outcome of any invoice dispute with ERCOT; obtaining relief to delay payment of certain ERCOT settlement invoices; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca